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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
April 10, 2009
Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549
VIA EDGAR CORRESPONDENCE
Re:	Ohio National Variable Account A; Initial Registration Statement on Form N-4; File Nos. 333-156430/ 811-1978; Class ID: C000075010; ONcore Lite II

Ohio National Variable Account A; Initial Registration Statement on Form N-4; File Nos. 333-156432/ 811-1978; Class ID: C000075011; ONcore Ultra II

National Security Variable Account N, Initial Registration Statement on Form N-4; File Nos. 333-156428/ 811-10619; Class ID: C000075009; NScore Lite II
Dear Ms. Roberts:
Below are our responses to the Staff’s comments related to the initial registration statements on Form N-4 of the above-referenced variable annuity products. Please note that we have revised the class names of the products. Also, please note that references in the Staff’s comments to “ONcore Lite 2009 Filing” related to the ONcore Ultra 2009 filing (333-156432), now known as ONcore Ultra II. Similarly, references in the Staff’s comments to “ONcore Ultra 2009 Filing” related to the ONcore Lite 2009 filing (333-156430), now known as ONcore Lite II. As such, when referencing comments below, I have used the 1933 Act number to which they applied.
1. General Comment (all filings)
The Registrant has added disclosure regarding Rule 12h-7 in the prospectuses and revised the undertaking in Part C.
2. Cover page (333-156428)
The statement provides that the contract values may be allocated “to no more than 18 of the available investment options.” The available investment options are the individual portfolios, not the 17 investment companies listed on the cover page.
3. Cover Page (all filings)
•	The contract name has been added to the cover page of the prospectuses.

•	The list of available portfolios has been moved to the inside cover page in front of the table of contents.
4. Table of Contents (333-156430)
“Shares” has been added to the heading “Franklin Templeton Variable Insurance Products Trust (Class 4).”
5. Fee Table (all filings)
The shading has been deleted from the EDGAR version of the Fee Table.

6. Investment Options (333-156432)
The requested revision has been made. “Bond Portfolio” has been moved to the next line.
7. Charges for Optional Benefits (333-156432)
The requested revision has been made.
8. Surrender and Withdrawal (333-156432)
The disclosure has been revised to “(at least $500).”
9. Optional Death Benefit Riders (all filings)
•	In bullet point (2), the “o” has been changed to “of.”

•	“Guaranteed Enhancement Benefit Riders” has been added.

•	In the Optional Rider Chart, the language has been revised to included “pro-rata thereafter” in the GMDRB80 Plus.
10. Optional Death Benefit Riders Chart (333-156430)
The requested revision has been made. Current charges are shown on the same line as (current).
11. Annuity Units and Variable Payments (333-156432; 333-156428)
The Mortality Table Reference has been updated.
12. Optional Guaranteed Principal Protection (“GPP”) (333-156430)
“And/or” has been added at the end of the sentence.
13. Miscellaneous
•	In Part C, Item 32, the representation has been revised so that The Ohio National Life Insurance Company is making the representation.

•	Powers of Attorney relating to the specific registration statements have been filed.

•	The N-4 facing page for NScore Lite II has been revised to reflect the name “National Security Variable Account N.”

•	Exhibits, financial statements and any other required disclosure have been filed in these pre-effective amendments or will be filed in another pre-effective amendment.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel